Omnitek Engineering Corp

__________________________________________________________________________________________________________

M E M O R A N D U M

TO:

Theresa Messinese

Joseph Foti

Julie Rizzio

Susan Block

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Werner Funk, President

Omnitek Engineering Corp.

DATE:

July 14, 2010

RE:

Omnitek Engineering Corp.

Form 10-12G

Filed: April 27, 2010

File No. 000-53955

__________________________________________________________________________________________________________

We submit the following in response to your comments by letter of June 22, 2010. In each case to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Form 10

Explanatory Note, page ii

1.

We note your response to our prior comment 2. Please revise the first sentence of the second paragraph of this section to add the word “statement” after “Upon effectiveness of this registration.”

Response:

We have revised the registration statement as requested to add the word “statement” after “Upon effectiveness of this registration.”

Description of Business, page 1

Business Development, page 1

2.

We note your response to our prior comment 4. Please revise the first sentence of the third paragraph of this section to remove the implication that your stock is currently trading on the OTCQX. Please similarly revise the first sentence of the risk factor entitled “Trading and Limited Market” on page 14 and please delete the risk factor entitled “OTCQX Requirements” on Page 16.

July 14, 2010

Omnitek Engineering Corp.

MEMORANDUM

Response:

We have revised the registration statement to remove any implication that our stock is traded on the OTCQX. In addition we have removed the risk factor entitled “OTCQX Requirements.”

Business of Issuer, page 2

3.

Please provide us with support that your product results in reduced emissions.

Response:

We have revised the registration statement to remove any implication that use of our product results in reduced emissions. The fact is that our product does indeed result in reduced emissions, but because of the proprietary nature of the design and the technical knowledge required to understand the data which we would need to include supporting such a statement, we have elected to remove it.

4.

You indicate that you have developed a system to convert a diesel engine into a natural gas engine at a fraction of the cost. Please quantify what the cost of conversion versus the cost of a new engine.

Response:

We have revised the registration statement to include the costs of conversion utilizing one of our kits versus the cost of purchasing a new natural gas engine.

5.

Please revise this section to remove all marketing language or provide us with support for those statements. Some examples include:

•

“Omnitek offers a total system approach” on page 2;

•

“Omnitek has developed a superior technology that allows the tuning of an irrigation engine to Lamba 1.6, which as a result reduced exhaust emissions substantially” on page 2;

•

“Our conversion kits allows the conversion for rich-bum to lean-bum which results in an efficiency improvement of up to 25% and extremely low emissions...” on page 2;

•

“The Company has no direct competitor” on page 2;

•

“All diesel engines are candidates for our conversion technology, which makes for a very large potential customer base” on page 3;

•

“of which the high-pressure natural gas filter is the top seller” on page 3;

•

“The Company presently markets its products worldwide...” on page 3; and

•

“Therefore customers in countries that have their own supply of natural gas see a shorter return on their investment of converting the diesel engine to natural gas and are therefore more likely to convert to natural gas” on page 3.

Response:

We have revised the registration statement to remove all of the above marketing language or in some instances rephrased the statement as to not make a marketing claim, with regard to the items you mentioned directly please see our responses as follow:

•

“Omnitek offers a total system approach” on page 2 has been REMOVED;

•

“Omnitek has developed a superior technology that allows the tuning of an irrigation engine to Lamba 1.6, which as a result reduced exhaust emissions substantially” on page 2 has been REMOVED;

•

“Our conversion kits allows the conversion for rich-bum to lean-bum which results in an efficiency improvement of up to 25% and extremely low emissions...” on page 2 has been REMOVED;

•

“The Company has no direct competitor” on page 2 has been rewritten to read: “The Company is not aware of any other company providing a similar conversion product to convert a rich burn natural gas engine to lean-burn, however, we understand that such kit could be developed by a competitor and there are no guarantees that the owners of engines seeking such conversion kits will use Omnitek kits to convert their engines.”;

July 14, 2010

Omnitek Engineering Corp.

MEMORANDUM

•

“All diesel engines are candidates for our conversion technology, which makes for a very large potential customer base” on page 3 has been rewritten to read: “Any diesel engine can be converted by using one of our conversion kits, however, there is no assurance that diesel vehicle owners will elect to convert their diesel engines to operate on natural gas. Additionally, while the Company is not aware of any other complete conversion kits being manufactured at this time, one could be developed by a competitor and there are no guarantees that the owners of the engines would choose the Omnitek kit to convert their engines.”;

•

“of which the high-pressure natural gas filter is the top seller” on page 3 has been rewritten to read: “The high-pressure natural gas filter is our top selling replacement part.”;

•

“The Company presently markets its products worldwide...” on page 3 has been rewritten to read: “The Company has the ability to sell and deliver its products anywhere in the world through Omnitek distributors, engine manufacturers, system integrators, fleet operators, engine conversion companies and directly to its end-users.”; and

•

“Therefore customers in countries that have their own supply of natural gas see a shorter return on their investment of converting the diesel engine to natural gas and are therefore more likely to convert to natural gas” on page 3 has been REMOVED.

Principal Products or Services, page 2

6.

Please briefly explain who installs the conversions kits that a customer purchases. Is it your company?

Response:

We have revised the registration statement to include the following statement with regard to installation of the conversion kits:

“Omnitek does not perform installation of the conversion kits directly, but rather trains dealers and sub-dealers around the world to perform the conversions using the Omnitek Conversion Kits.”

7.

Please revise the fourth paragraph of this section to state that you believe there are many engines there are in the central Valley of California that are not meeting emission standards and need to be replaced or converted and how many irrigation pumps constitute the “substantial number” you expect to convert to lean-burn. Please balance your disclosure to indicate that there is no guarantee that your company will convert these engines.

Response:

We have revised the registration statement to include the following statement:

“There are many such engines in the region which are currently not meeting emission standards and need to be replaced or converted. (http://www.arb.ca.gov/diesel/ag/documents/facts0107ag.pdf) The project in the central valley deals specifically with stationary engines that are used either to pump water or to generate electricity. A portion of these engines are Cummings GTA5.9, GTA8.3 and GTA855 natural gas engines in a rich-burn configuration, for which we have an ignition and fuel management system to convert them to lean-burn. The Company is not aware of any other company providing a similar conversion product to convert a rich-burn natural gas engine to lean-burn, however, we understand that such kit could be developed by a competitor and there are no guarantees that the owners of the engines seeking such conversion kits will use Omnitek kits to convert their engines.”

July 14, 2010

Omnitek Engineering Corp.

MEMORANDUM

8.

We note your response to our prior comments 7 and 8. Please advise how the fact that less than 20 million commercial vehicles are produced each year and a heavy duty diesel engine has an estimated life span of 29 years results in engines in the “hundreds of millions” which can be converted from diesel to natural gas. Alternatively, please delete this paragraph. To the extent your document continues to discuss the total amount engines that can be converted using your product, please balance the disclosure to clarify that there is no guarantee on the amount of customers, if any, that will purchase your product to do such a conversion.

Response:

We have revised the registration statement to remove the language regarding the number of engines available for conversion and have balanced any remaining disclosure as to clarify there are no guarantees with regard to the number of potential customers the Company made convert, if any.

Markets, page 3

9.

We note your response to our prior comment 11. Please revise the second sentence of the first paragraph of this section to state how many conversion kits you have sold that are currently being used to convert heavy-duty engines in these counties, to the extent practicable. Additionally, please revise the last sentence of this first paragraph to state how many natural gas engines are operating on the roads of Thailand, China and Peru, to the extent practicable.

Response:

We have revised the second sentence to include the number of conversion kits sold and also stated how many natural gas engines are currently operating in other countries.

10.

We note your response to our prior comment 12, Please revise your disclosure to state whether you have any agreements in place to develop a specific engine for a customer and how often you receive such requests from customers.

Response:

We have revised our statement to discuss the average number of requests we receive for specific engine builds and to state that we have no agreements in place to develop a specific engine at this time.

11.

Additionally, please provide support for the statement “due to the overwhelming demand for our conversion kits, we only need to expend limited resources at this time to generate new business.” Alternatively, please delete this statement.

Response:

We have deleted this statement.

12.

Moreover, please revise your disclosure to state if you have any current plans to sell conversion kits in the North American Market. If you do, please provide an estimate of how much financing you would need to certify the conversion kits to U.S. EPA standards and how you anticipate obtaining the funds for such certification.

Response:

We have revised our statement to discuss our plans with regard to the North American market.

13.

Finally, please revise your risk factors section so that the risks discussed in this section are consistent with the fact that you have no current plans to implement future plans or products.

Response:

We have revised our risk factors so that they are consistent with the fact we have no current plans to implement future plans or products.

July 14, 2010

Omnitek Engineering Corp.

MEMORANDUM

Distribution Methods of the Products or Services, page 4

14.

We note your response to our prior comment 11. Please advise whether you have any agreements in place with any distributors other than Omnitek Stationary, Inc. In this regard, we note your disclosure on page 7 regarding agreements with Omnitek Peru and Omnitek Thailand and the second and fourth risk factors in the Risk Factor section. If so, please file such agreements as an exhibit to your registration statement. If not, please advise.

Response:

We have included the agreements with Omnitek Peru and Omnitek Thailand as exhibits to this registration statement.

Status of any publicly announced new product or service, page 4

15.

Please advise whether you have an agreement in place with Tata Motors or any other vehicle manufactures to utilize your compressed natural gas filter. If so, please file such agreements as an exhibit to your registration statement. If not, please revise the first paragraph of this section to clarify that you do not have any agreements in place to see your compressed natural gas filter.

Response:

We have revised our registration statement to indicate that Tata Motors does not have an agreement with the Company and that all natural gas filter orders are done by prepaid purchase orders.

Risk Factors, page 10

Dependence Upon Key Personnel. page 13

16.

We note your response to our prior comment 20. Please file your employment agreements with Mr. Funk and Ms. Quigley to the extent required pursuant to Item 601(b)(10). Additionally, please revise your disclosure to clarify what is meant by “when and if we obtain the resources to do so, and Mr. Funk remains insurable” with respect to obtaining “key-man” life insurance.

Response:

We attached the employment agreements as exhibits to this filing. We do not believe the statement needs to be clarified and have made no changes to the existing wording. Key-man life insurance will be purchased if and when there is enough cash available to purchase the policy and only if Mr. Funk remains healthy and insurable.

Upon effectiveness we become subject to the periodic reporting requirements, page 15

17.

We note your response to our prior comment 17. Please revise this risk factor to provide an estimate of the costs to you in becoming a public company in order to help investors better evaluate the impact of these costs on your company.

July 14, 2010

Omnitek Engineering Corp.

MEMORANDUM

Response:

We have amended the risk factor regarding periodic reporting requirements to include an estimate of the costs involved with the periodic reporting requirements.

Financial Information, page 17

Management's Discussion and Analysis of Financial Condition. page 17

18.

We note your response to our prior comment 22. Please revise your disclosure to clarify what is meant by the “business sector.” Additionally, please revise the last sentence of the first paragraph of this section to state that the safe harbor provisions of the federal securities laws do not apply to any forward-looking statements contained in this registration statement.

Response:

We have revised the disclosure to replace the words “business sector” with the more specific terms “alternative fuels engines industry.” We have also added the sentence: “The safe harbor provisions of the federal securities laws do not apply to any forward-looking statements contained in this registration statement.”

Results of Operations, page 17

19.

We note your response to prior comment 23. Your discussion of the changes in your results of operations is still vague, therefore, we reissue portions of our previous comment. Please significantly expand your discussion to provide information that enhances an investor's understanding of the results of your operations. Discuss the specific factors causing changes in sales, cost of sales, and operating expenses for the periods presented and quantify these items, as practicable.

Response:

We have expanded the discussion of revenues to enhance the users understanding of the factors causing the changes in sales. We have also quantified the most significant changes in cost of sales and general and administrative expenses.

Market Price of and Dividends on the Registrant's Common Equity, page 28

20.

Please revise this section to provide the high and low bid prices for the first quarter of 2010.

Response:

The high and low prices for the first and second quarters of 2010 have been added to the disclosure.

Financial Statements

21.

Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X. In this regard, please specifically furnish your interim unaudited March 31, 2010 financial statements which is within 135 days of the effectiveness date (June 26, 2010) for this Form 10.

Response:

We have added the interim financial statements for March 31, 2010 and 2009 and the related Management’s Discussion and Analysis.

July 14, 2010

Omnitek Engineering Corp.

MEMORANDUM

A marked copy of the Amendment No. 2 to the Form 10 reflecting the changes is attached to this correspondence.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Sincerely,

/s/ Werner Funk

Werner Funk

President and Chief Executive Officer